June 21, 2011

John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	FNB United Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2011 File No. 000-13823

Dear Mr. Nolan:

FNB United Corp. (the “Company”) provides the following responses to the comments contained in your letter dated June 7, 2011, regarding the Company’s annual report on Form 10-K for the year ended December 31, 2010, and quarterly report on Form 10-Q for the quarter ended March 31, 2011. For ease of reference we have set forth the text of each of the comments, followed by our response to each comment.

Form 10-K as of December 31, 2010

Asset Quality, page 42

1. We have reviewed your response to comment 1 of our letter dated March 25, 2011. We note that you implemented a new software program to help determine your ALLL in late 2009. Please clarify if this software program helped determine both your general ALLL and specific ALLL. Please tell us if this new software program resulted in any changes in your ALLL methodology that materially impacted your determination of the periodic provision for loan losses and resulting allowance for loan losses balances and if so, please provide specific granular details which will clearly identify its financial impact.

RESPONSE: The Company implemented the MST software program during the fourth quarter of 2009 to assist only in the calculation of the general ALLL, not the specific ALLL. The specific ALLL is calculated outside of the MST model on a loan-by-loan basis, with the results put back into the model to have a single repository for the total reserve. While the implementation of the MST software program did require some changes to the ALLL methodology for the general ALLL, these changes did not have a material impact on the Company’s determination of the periodic provision for loan losses and resulting ALLL balances. The changes in the Company’s ALLL methodology that resulted from implementing the MST model were described in the Company’s annual report on Form 10-K for the year ended December 31,

2009, in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading “Asset Quality – Allowance for Loan Losses.”

At the time of implementing the MST model in 2009, the program did not have the capability to annualize the historical loss rates in calculating the general ALLL. To compensate, management raised the Qualitative and Environmental loss factors (“Q&E Factors” or “Qualitative Reserve”) from 25 basis points of total loans under the prior model to 115 basis points of total loans under the MST model.

During the fourth quarter of 2010, the MST software was upgraded to support the annualization of the historical loss rates and the Q&E factors were accordingly reduced. The table below shows that the total FAS5 ALLL increased in the fourth quarter of 2009, when the MST software was implemented, from its level in the third quarter of 2009 and has continued to increase with the elevated charge-offs experienced by the Company.

FAS5 Reserve Composition, Selected Quarters 2009 and 2010 (Dollars in Thousands)

Date	Quantitative Reserve	%	Qualitative Reserve	%	Total FAS5

Q3 2009	$16,377	82.3%	$3,525	17.7%	$19,902
Q4 2009	4,041	20.0%	16,200	80.0%	20,241
Q4 K/A 2010	21,605	96.6%	771	3.4%	22,376

Form 10-Q as of March 31, 2011

Asset Quality, page 52

2. We note you restated your December 31, 2010 allowance for loan losses which resulted in your December 31, 2011 allowance for loan losses to nonperforming loans coverage ratio being 28.4%. We note your comparable ratio at March 31, 2011 decreased 23.5%. You also disclose that your allowance for loan losses decreased during the quarter ending March 31, 2011 due to positive trends in your loan portfolio; however, your nonperforming loans to total loans only decreased slightly from 25.3% as of December 31, 2010 to 24.6% as of March 31, 2011. In addition, you reported that total nonperforming loans decreased from $329.9 million as of December 31, 2010 to $292.6 million as of March 31, 2011, an 11.3% decrease, while the total allowance for loan losses decreased from $93.7 million as of December 31, 2010 to $68.7 million as of March 31, 2011, a 26.6% decrease. As a result, the movements in these two accounts would not appear to suggest there was relative directional consistency from December 31, 2010 to March 31, 2011. In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of March 31, 2011. In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above. We may have additional comments upon receipt and review of your response.

RESPONSE: Management consistently applied its ALLL methodology for all periods in question. This methodology is described in Note 10 to the Company’s consolidated financial statements, included in Part I, Item 1, of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2011.

To assist in evaluating the appropriateness of reserves with respect to nonperforming loans, the Company considers the effective coverage ratio of nonperforming loans. The effective coverage ratio for nonperforming loans is calculated as the sum of previous charge-offs on the loans plus specific reserves on the loans as a percentage of the unpaid principal balance (original legal balance) for the period presented. As noted in the table below, the effective coverage ratio of nonperforming loans actually increased from 32.3% to 36.3% from December 31, 2010 to March 31, 2011, demonstrating overall appropriateness in the Company’s reserves relative to the non-performing loan balances at period end.

Nonperforming Loans:	Recorded Investment	Unpaid Principal Balance	Charge- Off’s	Related Allowance	Coverage Ratio

December 31, 2010	$329,886	$392,143	$62,302	$64,362	32.3%

March 31, 2001	$292,584	$396,453	$103,869	$40,092	36.3%

Additionally, during the quarter ended March 31, 2011, $42.5 million, or 60%, of the December 31, 2010 specific ALLL was charged off, consistent with the Company’s charge-off policies. Of the $42.5 million in charge-offs, $23.5 million related to loans still recorded as NPL’s at March 31, 2011, reducing ALLL but leaving the remaining written down balance in NPL. As a result, the relative changes in the ratios noted in the comment letter do not reflect the underlying directional changes in the ratios after considering the $23.5 million in charge-offs taken in the first quarter on the loans that remained NPL’s at March 31, 2011.

The table below presents the ratios noted in the comment letter adjusted for the $23.5 million in charge-offs taken in the first quarter 2011 on loans that remained NPL’s at March 31, 2011. The adjusted ratios demonstrate that relative directional consistency exists.

	As Reported 12/31 Actuals		As Reported 3/31 Actuals		Adjusted 3/31/11 Effect of CO’s added back

ALLL	$93.7	28.4%	$68.7	23.5%	$68.7 + $23.5	29.2%

NPL	$329.9		$292.6		$292.6 + $23.5

NPL	$329.9	25.3%	$292.6	24.6%	$292.6 + $23.5	26.1%

Loans	$1,304.0		$1,188.9		$1,188.9 + $23.5

NPL	$329.9		$292.6	-11.3%	$292.6 + $23.5	-4.2%

					$329.9

ALLL	$93.7		$68.7	-26.7%	$68.7 + $23.5	-1.6%

					$93.7

The Company also achieved improvements in its 30-89 day past due and special mention risk grade 6 loans during the first quarter of 2011. The 30-89 day past due portfolio decreased from $24.7 million at December 31, 2010 to $16.1 million at March 31, 2011, while the special mention risk grade 6 portfolio decreased from $131.0 million at December 31, 2010 to $105.6 million at March 31, 2011. These improvements in early stage delinquency and special mention loans demonstrate continued improvement in the performing loan portfolio.

Finally, the Company’s FAS5 reserves have continued to increase as charge-offs are recognized in the historical loss analysis embedded in the FAS5 calculation. The following table includes the first quarter of 2011:

FAS5 Reserve Composition, Selected Quarters 2009 – 2011 (Dollars in Thousands)

Date	Quantitative Reserve	%	Qualitative Reserve	%	Total FAS5

Q3 2009	$16,377	82.3%	$3,525	17.7%	$19,902
Q4 2009	4,041	20.0%	16,200	80.0%	20,241
Q4 K/A 2010	21,605	96.6%	771	3.4%	22,376
Q1 2011	24,344	97.2%	703	2.8%	25,047

Thus, while the overall ALLL balance and ratio of ALLL to total loans ratio has decreased from December 31, 2010 to March 31, 2011, the decrease is due to $45.1 million in charge-offs, of which $42.5 million consisted of prior specific reserves. The FAS5 component of the ALLL has increased in both balance and as a percentage of loans, which is directionally consistent with the Company’s loss experience.

3. We note your significant impaired loans balances during the periods presented. We note your disclosure on page 52 which states that you engage a third-party assessment group to review the underwriting document and risk grading analysis. However, we could not find disclosure stating whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. Please tell us and revise future filings to address the following:

•	How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

RESPONSE: External appraisals are obtained no less frequently than annually for all criticized loans. Once received, the appraisal is reviewed by the Appraisal Department for accuracy, reasonable comparable property choices and valuation adjustments and compliance with USPAP Guidelines.

Upon the completion of the internal review process, the appraisal is reported to the Special Assets Department and the market valuations are incorporated into a current quarterly specific reserve analysis worksheet. These valuation updates to the specific reserve worksheets continue up to the date of filing of the Company’s financial statements, and appropriate and required adjustments are made to the financial statements.

The fair value of the impaired loans is derived based on the fair value of the collateral per the appraisal adjusted for the following two factors: an age adjustment for the appraisal and estimated disposition costs. In addition, other cost factors specific to the loan, if any, are considered as well. These adjustments are then subtracted from the appraisal valuation to arrive at an estimated fair market valuation of the collateral, and impairment (if required) is thus calculated. This impairment amount is then entered at least monthly into the MST software model for compilation of the total specific reserves for impaired loans and the resultant determination of provision. In most instances the calculated impairment is reserved against the loan pending the monitoring and conclusion of a resolution process, which may take two quarters or more, depending upon the jurisdiction. When the loss is confirmed, the specific reserve is charged-off. However, it may be management’s opinion that certain circumstances warrant an earlier charge of the impairment against the principal balance of the loan. In such cases, if it is deemed that a charge-off is required rather than a reserve against the principal balance, the impairment amount is charged off immediately.

•

The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard tell us if there have been any significant time lapses during this process; and

RESPONSE: A collateral dependent loan may be recognized as non-performing and impaired at any time during its lifespan depending upon the receipt of information that would demonstrate that there is a probability that full repayment of principal and interest will not occur in accordance with the original loan agreement. Once such information is received, the loan is considered for risk rating and simultaneously an order for an updated appraisal is generated and sent to the appraisal department.

The date of receipt of the appraisal is dependent upon an appraiser’s schedule, however, the typical time period from the date upon which the appraisal is ordered and its receipt is 30 – 45 days. Upon receipt by the Appraisal Department it is then scheduled for review. As the review process can sometimes require a substantial amount of time, to resolve a delay in reporting, the appraisal valuation is passed on to the Special Assets Department upon its receipt. This information is then incorporated, usually within 7 – 10 days into a specific reserve analysis worksheet as is noted above.

•

Whether you have charged-off any amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

RESPONSE: The Company has on occasion charged off amounts that differed from the fair value of the collateral as established by an appraisal. The reason for this differential is that the fair value as presented in an appraisal presumes a normally functioning market, a reasonable exposure and marketing period and a standard transaction to arrive at a market clearing price at a specific point in time. However, the Company must consider in its calculus of impairment or charge-off the entirety of costs and market risks associated with ownership of the asset during the marketing period required to dispose of the property.

Thus, adjustments must be made to the fair market valuation as presented in the appraisal to compensate for these factors. The Company typically uses a factor of 6% to 10% of the appraisal valuation as an estimate of sales and other disposition costs. In addition, other discounting factors may need to be considered such as the type of collateral, local market conditions or excessive levels of inventories.

Appraisals on impaired assets are updated at a minimum on an annual basis. However, given the existing conditions within the Company’s market area, asset values are typically declining with the passage of time and thus an additional discounting factor may be required to compensate for the age of the appraisal. The Company utilizes market derived data (Case-Schiller) for this purpose.

Therefore, for these reasons noted above, the charge-off will typically need to include these additional discounting factors, and will usually vary from the market valuation as presented in the appraisal. The sole exception to this would be where disposition costs are included in the derivation of the appraisal valuation and the appraisal effective date is within 9 months of the date of the review. As a general statement, the amount of the difference generally does not exceed 10% of the fair value as presented in the appraisal.

4. If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

RESPONSE: The Company uses external appraisals in its determination of the fair value of the underlying collateral for impaired loans.

5. To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at March 31, 2011 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

•	When the loan was originated;

•	When the loan became impaired;

•	The underlying collateral supporting the loan;

•	The amount of any charge-offs recognized for the loan, as applicable;

•	The date and amount of the last appraisal obtained for the underlying collateral;

•	The estimated fair value of the underlying collateral at March 31, 2011;

•	If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

RESPONSE: The Company’s response to this comment is subject to a request for confidential treatment and is being submitted to you separately in paper form pursuant to Rule 83.

6. We note your disclosure on page 20 describing how you determine individual reserves. We did not note any disclosure stating that you look at all loans with a balance exceeding a specified amount. Please clarify to us and revise future filings to state whether there is any quantitative threshold used in determining which loans you individually review.

RESPONSE: For the determination of individual reserves, all loan relationships that include impaired loans with principal balances exceeding $100,000 in the aggregate are reviewed for impairment. Future filings will include this disclosure.

7. We note your disclosure on page 112 of your Form 10-K/A stating that the “Corporation’s process to review appraisals, determine any adjustments to the valuation of other real estate owned and communicate such adjustments to those preparing financial statements was not effective to ensure timely and accurate valuation of other real estate owned.” Please clarify to us if the noted appraisal process deficiencies also impacted your valuation of impaired loans.

RESPONSE: The Company did not find any evidence to suggest that the material weakness it identified relating to the timely recognition and measurement of impairment of other real estate owned (OREO) was present in its processes to value the collateral underlying impaired loans. That material weakness was limited to the appraisal process for the valuation of OREO only. The second material weakness identified by the Company and described in the Form 10-K/A related to the identification and recognition of subsequent events (specifically appraisals received subsequent to year end), which affected the valuation of both OREO and the collateral underlying impaired loans.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company believes that the foregoing responses address your comments. The Company is committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (336) 626-8351 or (336) 626-8300 if you have any questions or would like further information about this response.

Sincerely,

/s/ Mark A. Severson

Mark A. Severson

Executive Vice President and Chief Financial Officer

FNB United Corp.